April 29, 2025

Shane S. Mitchell
Chief Financial Officer, Secretary and Treasurer
Texas Republic Capital Corporation
13215 Bee Cave Pkwy, Ste A120
Austin, TX 78738

        Re: Texas Republic Capital Corporation
            Definitive Proxy Statement on Schedule 14A
            Filed March 31, 2023
            File No. 000-55621
Dear Shane S. Mitchell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program